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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 Schedule 14D-9
                                (Amendment No. 5)

                      SOLICITATION/RECOMMENDATION STATEMENT

                       PURSUANT TO SECTION 14(D)(4) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                -----------------
                          Cyprus Amax Minerals Company
                            (Name of Subject Company)

                          Cyprus Amax Minerals Company
                        (Name of Person Filing Statement)

                           Common Stock, No Par Value
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)

                                -----------------
                           232809 10 3 (Common Stock)
                      (CUSIP Number of Class of Securities)

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                              Philip C. Wolf, Esq.
              Senior Vice President, General Counsel and Secretary
                          Cyprus Amax Minerals Company
                            9100 East Mineral Circle
                            Englewood, Colorado 80112
                                 (303) 643-5000

       (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
                               ------------------
                                    Copy to:

                             Elliott V. Stein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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         This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of Cyprus Amax Minerals Company, a Delaware corporation ("Cyprus Amax"), filed with the Securities and Exchange Commission (the "Commission") on September 9, 1999, as subsequently amended (the "Schedule 14D-9"), with respect to the exchange offer made by Phelps Dodge Corporation, a New York corporation ("Phelps Dodge"), to exchange Phelps Dodge common stock, par value $6.25 per share, for all of the outstanding shares of Cyprus Amax common stock, no par value ("Cyprus Amax Common Stock"), on the terms and conditions set forth in the Phelps Dodge Offer.

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 3.  Identity and Background.

         Item 3(b) of the Schedule 14D-9 is hereby amended to include the following:

         At meetings of the Cyprus Amax Board of Directors held on September 24 and 27, 1999, the Board of Directors approved the following: (i) the contribution of approximately $20.0 million into a rabbi trust to fund the payment of benefits to 16 management employees of Cyprus Amax, including 8 executive officers, under existing change of control severance agreements; (ii) the contribution of approximately $20.5 million into rabbi trusts to fund the payment of benefits to employees of Cyprus Amax, including the executive officers, and the non-employee directors under certain existing retirement and deferred compensation plans; (iii) the amendment of existing change of control severance agreements for John Taraba and one other executive officer to increase the cash severance payment from two times to three times the sum of the executives' base salary and annual bonus; (iv) the amendment of existing change of control severance agreements for Mr. Taraba and two other executive officers to provide that if the executive is not offered a job or does not accept a job following a transaction with Phelps Dodge, the executive will be entitled to the benefits payable under such agreements; (v) the payment of bonuses to bonus-eligible Cyprus Amax employees, including the executive officers, for the nine-month period beginning on January 1, 1999 and ending on September 30, 1999, rather than for the twelve-month period ending December 31, 1999, in accordance with the terms of the bonus plans currently in effect, upon the first to occur of (a) shareholder approval of the merger with ASARCO by both the Cyprus Amax and the ASARCO shareholders or (b) the execution by Cyprus Amax of a definitive agreement to effectuate a transaction with a third party.

         As a result of the actions of the Board of Directors described above, assuming that the merger with ASARCO occurs on September 30, 1999, or a change of control within the meaning of the change of control severance agreements occurs on September 30, 1999, if the employment of Mr. Taraba and one other executive officer were to be terminated immediately following such time, the estimated amount of the additional cash severance payment payable to each of Mr. Taraba and such other executive officer is approximately $400,000 and $300,000, respectively.

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Item 7.  Certain Negotiations and Transactions by the Subject Company.

         Item 7 of the Schedule 14D-9 is hereby amended and restated as follows:

         (a) and (b).

         As discussed below in this Item 7, Cyprus Amax may undertake discussions or negotiations that relate to or could result in (i) an extraordinary transaction, such as a merger or reorganization, involving Cyprus Amax or any of its subsidiaries, (ii) a purchase, sale or transfer of a material amount of assets of Cyprus Amax or any of its subsidiaries, (iii) a tender offer for or other acquisition of securities by or of Cyprus Amax or (iv) a material change in the present capitalization or dividend policy of Cyprus Amax.

         The Board of Directors has authorized Cyprus Amax's management to explore alternatives, in addition to the Phelps Dodge Offer, to the merger agreement with ASARCO that would involve both Cyprus Amax and ASARCO. Management has begun the process of making contacts in pursuit of this objective. However, Cyprus Amax can give no assurance that any transaction would result from these efforts.

         The Board of Directors of Cyprus Amax has determined that disclosure at this time with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to above in this Item 7 might jeopardize the continuation of any discussions or negotiations that Cyprus Amax may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transaction or proposals, or the parties thereto, unless authorized officers of Cyprus Amax determine that it would be in the best interests of Cyprus Amax to do so.




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


Item 9.  Material to be Filed as Exhibits

         Item 9 of the Schedule 14D-9 is hereby amended and restated as follows:

Exhibit 1:    Pages 62, 64-66, 72-73 and 79 in the Joint Proxy
              Statement/Prospectus and page 13 in the Asarco Cyprus 8-K.**

Exhibit 2:    Pages 11-22 in the Annual Proxy Statement.**

Exhibit 3: Press release issued by Cyprus Amax and Asarco, dated September 9, 1999.**

Exhibit 4:    Letter to Stockholders of Cyprus Amax, dated September 9,
              1999.* **

Exhibit 5: Complaint filed in Phelps Dodge v. ASARCO et al., Superior Court of New Jersey Chancery Division: Mercer County, August 27, 1999.**

Exhibit 6: Complaint filed in Sterns v. McAllister et al., Superior Court of New Jersey Chancery Division: Mercer County, August 24, 1999.**

Exhibit 7: Complaint filed in Greenfield v. Osborne, et al., Superior Court of New Jersey Chancery Division: Mercer County, August 25, 1999.**

Exhibit 8: Complaint filed in Steiner v. Cyprus Amax et al., Court of Chancery of the State of Delaware in and for New Castle County, August 23, 1999.**

Exhibit 9: Complaint filed in Miller v. Cyprus Amax et al., Court of Chancery of the State of Delaware in and for New Castle County, August 23, 1999.**

Exhibit 10: Complaint filed in Bruno v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 11: Complaint filed in Green v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 12: Complaint filed in Lifshitz v. Stookey et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 13: Complaint filed in Klotz v. Ward et al., Court of Chancery of the State of Delaware in and for New Castle County, August 24, 1999.**

Exhibit 14: Complaint filed in Grill v. Stookey, et al., Court of Chancery of the State of Delaware in and for New Castle County, August 26, 1999.**

Exhibit 15: Complaint filed in Phelps Dodge v. Cyprus Amax, et al. Court of Chancery for the State of Delaware in and for New Castle County, August 27, 1999.**


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

Exhibit 16: Letter from Cyprus Amax and Asarco to shareholders, dated September 10, 1999.**

Exhibit 17: Newspaper Advertisement by Cyprus Amax and Asarco dated September 10, 1999.**

Exhibit 18:   Investor Presentation by Cyprus Amax and Asarco.**

Exhibit 19: Newspaper Advertisement by Cyprus Amax and Asarco dated September 17, 1999.**

Exhibit 20: Letter from Cyprus Amax and Asarco to shareholders, dated December 20, 1999.**

Exhibit 21:   Investor Presentation by Cyprus Amax and Asarco. **

Exhibit 22:   Press release issued by Cyprus Amax, dated September 27, 1999.

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*    Included with Schedule 14D-9 mailed to stockholders.
**   Previously Filed



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          CYPRUS AMAX MINERALS COMPANY

                                          By:  /s/ Philip C. Wolf
                                             ----------------------------------
                                          Philip C. Wolf
                                          Senior Vice President,
                                          General Counsel and Secretary


Dated:  September 27, 1999




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